Exhibit 99.1

Media release

Jakob Stausholm to succeed Chris Lynch as Rio Tinto’s chief financial officer

12 June 2018

Rio Tinto has appointed Jakob Stausholm to succeed Chris Lynch as chief financial officer. Mr Stausholm, who recently stepped down as Group Chief Financial Officer of A.P. Moller – Maersk, will join Rio Tinto as an executive director on 3 September 2018 and take over as chief financial officer on the same day.

Chris Lynch will stand down from the Rio Tinto board on 3 September 2018 and, as previously announced, will retire from Rio Tinto on 30 September 2018, following a smooth transition to Jakob.

Mr Stausholm has over 20 years’ experience working in senior finance roles in Europe, Latin America and Asia. He was Group CFO and an executive director of A.P. Moeller – Maersk A/S and Chief Financial, Strategy & Transformation Officer for the Transport & Logistics division from December 2016 until March 2018, having joined the Maersk Group in 2012. From 2008 to 2011 he was Group CFO of the global facility services provider ISS A/S and he was a non-executive director of Statoil ASA from 2009 to 2016 and of Woodside Petroleum from 2006 to 2008. Before that, he spent over 19 years with Royal Dutch Shell in numerous finance positions globally and as Chief Internal Auditor for the group.

Rio Tinto chief executive J-S Jacques said “I am delighted Jakob is joining Rio Tinto and I look forward to working closely with him as we continue to deliver superior returns to our shareholders. The experience he has gained in various senior financial and strategy roles globally will be invaluable, as will his deep knowledge of both the resources and logistics industries.

“I would also like to acknowledge Chris’s outstanding contribution to Rio Tinto. He leaves Rio Tinto a stronger company than when he started in 2013. Rio Tinto has the strongest balance sheet in the sector, and Chris has helped embed a disciplined focus on costs and capital allocation. On a personal level, I will greatly miss his wise counsel, good humour and support, and I wish Chris and his family the best of luck for the future.”

Mr Stausholm said “I am truly excited to be joining Rio Tinto and look forward to working with J-S and the executive team to ensure Rio Tinto continues to outperform its peers and maintain the financial discipline instilled under J-S and Chris’s leadership.”

Rio Tinto chairman Simon Thompson said “I look forward to welcoming Jakob to the Rio Tinto board. He brings a wealth of experience, both as an executive and non-executive director, that will enrich the Rio Tinto board discussions and ensure continued leadership on disciplined capital allocation and the pursuit of superior shareholder value. I would also like to thank Chris for his great contribution to the board and to Rio Tinto during his time as chief financial officer.”

Chris Lynch joined the Rio Tinto board in September 2011 and was appointed chief financial officer in April 2013.

Rio Tinto confirms that, other than as set out above, there are no matters to be disclosed pursuant to Rule 9.6.13 (1) – (6) of the Listing Rules of the UK Financial Conduct Authority in connection with this appointment.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Notes to editors

Jakob Stausholm

Jakob Stausholm will be on a standard Rio Tinto executive contract, which includes a 12-month notice period. He will receive a remuneration package that is in line with our remuneration policy and benchmarked against FTSE30 and other international mining companies. His remuneration package comprises:

•	A base salary of £775,000
•	A target annual bonus opportunity at 100 per cent of base salary
•

Target long term incentive plan (LTIP) opportunity at 400% of base salary with the first grant to be made in September 2018. For 2018, consistent with the rules of the Plan and the Remuneration Policy, a Performance Share Award (PSA) will be granted in September 2018 of 29,886 Rio Tinto plc shares.  This has been calculated and pro-rated based on the commencement date of 3 September 2018. The award will vest, subject to the achievement of performance conditions, in 2023.

•	A company pension contribution of 25 per cent of base salary
•	Relocation assistance from Denmark to the UK

Chris Lynch

Leaving arrangements for Chris Lynch are governed by the remuneration policy and will be finalised at the date of his retirement.

Chris Lynch will remain as chief financial officer and a member of the Rio Tinto board until 3 September 2018. He will continue to be paid in accordance with his existing contractual remuneration arrangements until his retirement date.

Rio Tinto’s remuneration policy is published in the Annual report at www.riotinto.com. The 2018 Remuneration Implementation report will contain details of remuneration payments described above.

Contacts

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